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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                            ------------------------

                       UNION PACIFIC RESOURCES GROUP INC.
                             RESOURCES NEWCO, INC.
                                   (Bidders)

                            ------------------------

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                          JOSEPH A. LASALA, JR., ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       UNION PACIFIC RESOURCES GROUP INC.
                               801 CHERRY STREET
                            FORT WORTH, TEXAS 76102
                           TELEPHONE: (817) 877-6000
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                   Copies To:

        HOWARD L. SHECTER, ESQ.                  PAUL T. SCHNELL, ESQ.
      MORGAN, LEWIS & BOCKIUS LLP       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            101 PARK AVENUE                         919 THIRD AVENUE
        NEW YORK, NY 10178-0060                 NEW YORK, NY 10022-3897
       TELEPHONE: (212) 309-6384               TELEPHONE: (212) 735-3000

                            ------------------------

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
         ----------------------                  ----------------------
             $2,107,912,800                             $421,600

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 25,094,200 shares of Common Stock, par value $0.83 1/3 per share, of Pennzoil Company for $84.00 net per share in cash.

** 1/50 of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   Not applicable.        FILING PARTY: Not applicable
FORM OR REGISTRATION NO.: Not applicable.        DATE FILED:   Not applicable

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CUSIP NO. 709903 10 8                14D-1

 1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons

     UNION PACIFIC RESOURCES GROUP INC. (13-2647483)

 2)  Check the Appropriate Box if a Member of a Group*

     (a)  / /
     (b)  / /

 3)  SEC Use Only


 4)  Sources of Funds*

     BK, WC

 5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(e) or 2(f)     / /

 6)  Citizenship or Place of Organization

     UTAH

 7)  Aggregate Amount Beneficially Owned by Each Reporting Person

     87,600 SHARES

 8)  Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares*  / /

 9)  Percent of Class Represented by Amount in Row 7

     .19%

10)  Type of Reporting Person*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2

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CUSIP NO. 709903 10 8                14D-1

 1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RESOURCES NEWCO, INC. (I.R.S. IDENTIFICATION NUMBER PENDING)

 2)  Check the Appropriate Box if a Member of a Group*

     (a)  / /
     (b)  / /

 3)  SEC Use Only


 4)  Sources of Funds*

     BK, AF

 5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(e) or 2(f)     / /

 6)  Citizenship or Place of Organization

     DELAWARE

 7)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100 SHARES

 8)  Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares*   / /

 9)  Percent of Class Represented by Amount in Row 7

     LESS THAN .1%

10)  Type of Reporting Person*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3

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     This Tender Offer Statement on Schedule 14D-1 (the 'Schedule 14D-1')
relates to the offer by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated preferred stock purchase rights (the 'Rights') issued pursuant to the Rights Agreement, dated as of October 28, 1994 (the 'Rights Agreement'), between Pennzoil and Chemical Bank, as Rights Agent, at a price of $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which are annexed to and filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively. According to Pennzoil's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the 'Pennzoil 10-Q'), at April 30, 1997, 46,951,151 Shares were outstanding.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Pennzoil Company, a Delaware corporation. According to the Pennzoil 10-Q, the address of Pennzoil's principal executive office is Pennzoil Place, P.O. Box 2967, Houston, Texas 77252-2967.

     (b) The information set forth in the Introduction of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference. The class of securities to which this Statement relates is the common stock, par value $0.83 1/3 per share, of Pennzoil, including the Rights. The information set forth in the Introduction and Section 1 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('Price Range of the Shares; Dividends on the Shares') of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This statement is being filed by Union Pacific Resources Group Inc., a Utah corporation, and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR. Information regarding each of the Bidders' principal businesses and addresses of principal business offices is set forth in
Section 8 ('Certain Information Concerning Purchaser and UPR') of the Offer to Purchase and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and the citizenship of each director and executive officer of each of the Bidders, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e)-(f) Neither of the Bidders nor, to the best knowledge of the Bidders, any of the directors or executive officers of either of the Bidders, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 8 ('Certain Information Concerning Purchaser and UPR'), Section 10 ('Background of the Offer; Contacts with Pennzoil') and Section 11 ('Purpose of the Offer; Plans for Pennzoil') of the Offer to Purchase is incorporated herein by reference.

                                       4
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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ('Source and Amount of Funds') of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction and Sections 10 ('Background of the Offer; Contacts with Pennzoil') and 11 ('Purpose of the Offer; Plans for Pennzoil') of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 ('Effect of the Offer on the Market for the Shares; Exchange Listing; Exchange Act Registration; Margin Regulations') of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Section 8 ('Certain Information Concerning Purchaser and UPR') of the Offer to Purchase is incorporated herein by reference. Such information with respect to the Bidders is current through the date hereof.

     (b) The information set forth in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 8 ('Certain Information Concerning Purchaser and UPR'), 10 ('Background of the Offer; Contacts with Pennzoil') and 11 ('Purpose of the Offer; Plans for Pennzoil') of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ('Certain Information Concerning Purchaser and UPR') of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in the Introduction and Sections 11 ('Purpose of the Offer; Plans for Pennzoil') and 15 ('Certain Legal Matters') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Sections 13 ('Effect of the Offer on the Market for Shares; Exchange Listing; Exchange Act Registration; Margin Regulations') and 15 ('Certain Legal Matters') of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ('Certain Legal Matters') of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

                                       5
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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a) (1) Offer to Purchase, dated June 23, 1997.

    (2) Letter of Transmittal with respect to the Shares and Rights, together with the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (3) Notice of Guaranteed Delivery.

    (4) Letter, dated June 23, 1997, from Smith Barney Inc. to brokers, dealers, banks, trust companies and other nominees.

    (5) Form of letters to be sent by brokers, dealers, banks, trust companies and other nominees.

    (6) Press Release, dated June 23, 1997 relating to the commencement of the Offer.

    (7) Form of summary advertisement, dated June 23, 1997.

(b) None.

(c) None.

(d) Opinion of Morgan, Lewis & Bockius LLP.

(e) Not applicable.

(f) None.

                                       6
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                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       UNION PACIFIC RESOURCES GROUP INC.

                                       By: /s/ JACK L. MESSMAN
                                           Name: Jack L. Messman
                                           Title: Chairman and Chief Executive
                                                  Officer

                                       RESOURCES NEWCO, INC.

                                       By: /s/ JACK L. MESSMAN
                                           Name: Jack L. Messman
                                           Title:  President
Dated: June 23, 1997

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                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION                          PAGE
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  (a)(1)     Offer to Purchase, dated June 23, 1997.

     (2) Letter of Transmittal with respect to the Shares and Rights, together with the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (3)     Notice of Guaranteed Delivery.

     (4) Letter, dated June 23, 1997, from Smith Barney Inc. to brokers, dealers, banks, trust companies and nominees.

     (5) Form of letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

     (6) Press Release, dated June 23, 1997 relating to the commencement of the Offer.

     (7)     Form of Summary Advertisement, dated June 23, 1997.

  (b)        None.

  (c)        None.

  (d)        Opinion of Morgan, Lewis & Bockius LLP.

  (e)        Not applicable.

  (f)        None.

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